TSX, NYSE: AKG

ASANKO GOLD STRENGTHENS EXECUTIVE MANAGEMENT TEAM

Vancouver, British Columbia, March 26, 2014 – Asanko Gold (“Asanko”) (TSX, NYSE MKT: AKG) is pleased to announce changes and additions to its Executive Management, as it strengthens the team in preparation of an investment decision in Q3 2014 to commence construction of Phase 1 of the Asanko Gold Mine (“AGM”), its flagship project in Ghana.

The Company has added depth to its technical team with the appointment of Rob Sherwen-Slater as Mining Executive, who will be based in the Projects office in Johannesburg.  Rob has over 20 years of mining experience in operational, project management and executive roles in Africa and Australia. Most recently Rob was Group Executive Mining for Coffey International based in Australia. Prior to that he was Operations Director for Norilsk Nickel in Australia, Projects Director for LionOre Mining in Africa and Chief Mining Engineer for JCI Projects.

Mike Gloyne, former Chief Operating Officer of PMI Gold has been retained by the Company on a temporary basis to assist with the integration of PMI’s assets into Asanko.  In addition, Tony Devlin, Chief Operating Officer of Asanko, has resigned and taken early retirement.

Josephat (Joe) Zvaipa has been appointed Managing Director – Ghana and will be based in Ghana.   Dr. Ben Adoo, formerly Managing Director and Chairman of the Company’s Ghanaian subsidiary, will retain the full-time role of Executive Chairman in Ghana.  Joe has over 25 years of experience in operations management, human resources, training and development. During his career, he has held positions as Operations Executive at Zimasco in Zimbabwe, one of Africa’s largest integrated ferrochrome producers, Head of Training and Development at the Hwange Colliery, Zimbabwe’s largest coal producer and Head of HR at LionOre Mining’s Africa division, until its acquisition by Norilsk Nickel.  Most recently he was Head of Organizational Capability at Asanko.

To fill the role left by Mr. Zvaipa’s move to Ghana, the Company has hired Frans de Bruyn as Organizational Capability Executive, who will based in Johannesburg.  Frans has extensive human resources and organizational development experience. He has held senior managerial positions in South Africa and Australia with a number of mining and mining services companies, including Anglo American, Rio Tinto and Snowden. During the past 20 years, he has focused on business readiness and capability development and worked as a consultant with Asanko, Mantra Resources, LionOre Mining, Rio Tinto, BHP Billiton, BCL, Mimosa Mining Company and Zimasco.  He holds a Doctorate in Psychology.

Commenting on the announcement Peter Breese, President and CEO, said “The Executive Management structure has been designed around the capabilities required for a high performance business to deliver our vision of becoming a mid-tier gold producer.

I am delighted to welcome Rob and Frans to the team. I believe we have put together a highly skilled and appropriately experienced Executive Management Team with a proven track record of operating in Africa and delivering projects on schedule and within budget.

I would like to thank Tony for the key role he has played in building Asanko over the past eighteen months and, in particular, for implementing our comprehensive stakeholder engagement plan in Ghana, which is critical to our social license to operate. On behalf of the team, I wish him well.”

Executive Management Team Biographies

With the addition of Rob Slater and Frans de Bruyn, the Company has rounded out its Executive Team in line with its vision of becoming a mid-tier gold producer.  Other current executive team members are as follows:

Peter Breese, Director, President & CEO

Mr. Breese has over 25 years operational experience in the global mining industry, predominantly in southern Africa (South Africa, Botswana, Tanzania and Zimbabwe) and Australia. Prior to joining Asanko, he was most recently CEO of Mantra Resources, before its US$1 billion acquisition by ARMZ, the wholly owned subsidiary of the Russian State Corporation for Nuclear Energy and Chief Executive of Norilsk International, following its US$6 billion acquisition of LionOre, where he was Chief Operating Officer. Peter has also held senior executive and Board positions with Impala Platinum Holdings, Mimosa Mining Company, Zimasco and BCL. He is currently a Director of TSX listed Coalspur Mines Limited and holds a PMD from Harvard Business School.

Greg McCunn, CFO

Mr. McCunn has been the CFO of Asanko for three years and has over 20 years of experience in the mining industry. His background includes technical, operational, corporate development and financial roles with Teck, Placer Dome and several junior mining companies in Canada and Australia. Most recently he was CFO of Farallon Mining, during which time the company constructed and commissioned the G-9 mine in Mexico and was subsequently acquired by Nyrstar. Greg holds a Master's degree in Business Administration as well as a Bachelor of Applied Science in Metallurgical Engineering.

Dr Ben Adoo, Executive Chairman – Ghana

Dr. Adoo is a mining engineer and has almost four decades experience in Ghana. He was former Managing Director, Ghana Bauxite Co., a subsidiary of Alcan, former General Manager of Prestea, Tarkwa and Dunkwa Goldfields in Ghana and is a past President and Honorary Member of Council of the Ghana Chamber of Mines.  Dr. Adoo has also acted as a representative of Ghana's mining community on many occasions, including a recent role with the World Bank study on "The Mining Sector and Business Sector Development in Burkina Faso".  He graduated from the Camborne School of Mines and holds a Masters in Engineering.

Hugo Truter, Projects Executive

Mr. Truter is a mechanical engineer and holds a bachelor of commerce degree in management.  He has over 25 years experience of project and operational management in Africa and has worked in the gold, base metals, platinum and diamond sectors. Most recently he was Manager, Engineering for Mantra Resources’ Mkuju River Project in Tanzania before its acquisition by ARMZ, the wholly owned subsidiary of the Russian State Corporation for Nuclear Energy.  Prior to this, Hugo held a number of senior roles at Tati Nickel in Botswana, one of LionOre Mining’s major mining operations, including Head of Engineering, Project Manager of the DMS plant, one of the world's largest and acted as General Manager of Tati for two years.

Rob Sherwen-Slater, Mining Executive

Mr. Sherwen-Slater has over 20 years of mining experience in operational, project management and executive roles in Africa and Australia. Most recently Rob was Group Executive Mining for Coffey International based in Australia. Prior to that he was Operations Director Australia for Norilsk Nickel, Projects Director for LionOre Mining and Chief Mining Engineer for JCI Projects. In addition to these corporate roles, Rob has had significant experience as a professional mining consultant in numerous parts of the world.

Ed Munnik, Metallurgical Executive

Mr. Munnik has over 30 years of experience working in Africa in the gold, nickel, uranium, copper and cobalt sectors. During his career, he was COO of Chambishi Metals, a copper and cobalt smelting, leaching, refining and electro winning facility in Zambia, Metallurgical Executive at LionOre Mining’s Africa division and most recently Metallurgy Manager at Mantra Resources, where he managed the process aspect of the Definitive Feasibility Study for the Mkuju River Project. Ed holds a Bachelor of Science degree in Chemical Engineering and a Bachelor of Commerce degree.

Fausto Di Trapani, Finance Executive

Mr. Di Trapani is a Chartered Accountant with over 16 years auditing, accounting and information technology experience. During this time, he has held a number of financial management roles at BHP Billiton and Norilsk Nickel International.  More recently Fausto was Financial Controller: Africa at Mantra Resources where he was responsible for managing the financial evaluation of the Mkuju River Project Definitive Feasibility Study and formulating the National Investment Steering Committee tax incentive package. He holds an Honours Bachelor of Accounting Sciences degree.

Josephat Zvaipa, Managing Director, Ghana

Mr. Zvaipa has over 25 years of experience in Operations, Human Resources, Training and Development. During his career, he has been Operations Executive at Zimasco in Zimbabwe, one of Africa’s largest integrated ferrochrome producer, Head of Training and Development at the Hwange Colliery, Zimbabwe’s largest coal producer and Head of HR at LionOre Mining’s Africa division, until its acquisition by Norilsk Nickel.  Most recently Joe was Head of Organizational Capability at Asanko.

Enquiries:

For further information please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com
General enquiries: info@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. Asanko’s flagship project is the fully financed, multi-million ounce Asanko Gold Mine Project located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

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